Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated January 17, 2018

Relating to Preliminary Prospectus dated January 17, 2018

Registration Statement No. 333-222233

ADT Inc.

This free writing prospectus is being distributed in response to comments ADT Inc. (the “Company”) received orally from the Staff of the Securities and Exchange Commission on January 12, 2018. In response to these comments, the Company filed a preliminary prospectus dated January 17, 2018 (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-222233) of the Company, which amended the preliminary prospectus dated January 8, 2018 included in Amendment No. 2 to the Registration Statement on Form S-1 (the “January 8 Preliminary Prospectus”). Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

In response to the Staff’s comments, the Company added a new footnote (1) and revised existing footnote (1) (renumbered as footnote (2) in the Preliminary Prospectus) to the table titled “Reconciliation of Adjusted EBITDA to net income” presented in the “Prospectus Summary—Recent Developments” section of the January 8 Preliminary Prospectus. These amendments to such footnotes are reflected in an amended and restated “Prospectus Summary—Recent Developments” section reproduced in full below.

In response to the Staff’s comments, the Company also amended the risk factor titled “U.S. federal income tax reform could adversely affect us” presented in the section of the January 8 Preliminary Prospectus titled “Risk Factors—Risks Related to our Business.” The amended and restated risk factor is reproduced in full below.

Other than the above amendments to the above referenced footnotes and the risk factor titled “U.S. federal income tax reform could adversely affect us,” this free writing prospectus does not change any of the information presented in the January 8 Preliminary Prospectus, including the preliminary estimated ranges of certain of the Company’s financial results for the year ended December 31, 2017 presented therein.

Amended and restated “Prospectus Summary—Recent Developments.”

RECENT DEVELOPMENTS

Our audited consolidated financial statements for the year ended December 31, 2017 are not yet available. We have presented preliminary estimated ranges of certain of our financial results below for the year ended December 31, 2017 based on information currently available to management. Our financial closing procedures for the three months and year ended December 31, 2017 are not yet complete. As a result, our actual results for the year ended December 31, 2017 may differ materially from the preliminary estimated financial results set forth below upon the completion of our financial closing procedures, final adjustments, and other developments that may arise prior to the time our financial results are finalized. You should not place undue reliance on these estimates. The preliminary estimated financial results set forth below have been prepared by, and are the responsibility of, management and are based on a number of assumptions. Our independent registered certified public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary estimated financial results. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. See “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Cautionary Note Regarding Forward-Looking Statements” for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain of our financial results that are presented below and the actual financial results we will report for the year ended December 31, 2017.

The preliminary estimated financial results set forth below should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. We will not publicly file our actual audited consolidated financial statements and related notes for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission (the “SEC”) until after the consummation of this offering. In addition, the preliminary estimated financial results set forth below are not necessarily indicative of results we may achieve in any future period. While we currently expect that our actual results will be within the ranges described below, it is possible that our actual results may not be within the ranges we currently estimate. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding our historical financial results.

We have presented the following preliminary estimated ranges of certain of our financial results for the year ended December 31, 2017:

	For the Year Ended December 31, 2017
	Low	High
	(in thousands)
Statement of Operations Data:
Total revenue	$4,262,449	$4,342,449
Net income(a)	$86,832	$550,832
Key Performance Indicators:
Gross customer revenue attrition (percent)(b)	13.6%	13.8%
Adjusted EBITDA(c)	$2,326,082	$2,372,082

(a)	See footnote (1) to the table titled “Reconciliation of Adjusted EBITDA to net income” below.
(b)	See footnote (h) under “—Summary Historical and Pro Forma Financial Information.”
(c)	Adjusted EBITDA is a non-GAAP measure and is defined in the section “Use of Non-GAAP Financial Information.” The table below presents a reconciliation of Adjusted EBITDA to net income.

	For the Year Ended December 31, 2017
	Low	High
	(in thousands)
Reconciliation of Adjusted EBITDA to net income
Net income(1)	$86,832	$550,832
Interest expense, net	744,840	724,840
Income tax benefit(2)	(597,000)	(897,000)
Depreciation and intangible asset amortization	1,888,298	1,848,298
Merger, restructuring, integration, and other costs(3)	66,814	52,814
Financing and consent fees(4)	64,593	62,593
Foreign currency gains(5)	(18,804)	(24,804)
Loss on extinguishment of debt(6)	4,331	4,331
Other non-cash items(7)	15,658	5,658
Radio conversion costs(8)	14,244	10,244
Amortization of deferred subscriber acquisition costs and revenue, net(9)	7,037	3,037
Share-based compensation expense(10)	13,221	9,221
Management fees and other charges(11)	36,018	22,018

Adjusted EBITDA	$2,326,082	$2,372,082

(1)	The Company’s preliminary estimated range for net income is significantly impacted by the Company’s preliminary estimated range for its income tax benefit. For the nine months ended September 30, 2017, the Company reported a net loss of $296 million. The Company expects that the preliminary estimated range for its income tax benefit will drive net income for the three months and year ended December 31, 2017. Refer to footnote 2 below for further information regarding the Company’s preliminary estimated range for its income tax benefit.
(2)	This preliminary estimated range considers the Company’s estimated provisional amounts in connection with the Company’s interpretation of the impact of U.S federal income tax reform pursuant to the recently issued guidance in Staff Accounting Bulletin No. 118. The tax benefit reflected is primarily driven by the revaluation of the Company’s net deferred tax liabilities. In addition to the federal tax impact of tax reform, the Company expects to further refine these provisional amounts for the impacts related to the state implications of tax reform, the implications of the transition from a worldwide tax regime to a territorial tax regime (including a provisional calculation of the transition tax), and the related evaluation of the realizability of the Company’s existing deferred tax assets. In addition, this preliminary estimated range reflects potential changes which may result from the completion of the Company’s financial closing procedures for the three months and year ended December 31, 2017. This preliminary estimated range also considers several factors outlined in “Risk Factors—Risks Related to our Business—U.S. federal income tax reform could adversely affect us” and “Risk Factors—Risks Related to our Business—We have significant deferred tax assets, and any impairments of or valuation allowances against these deferred tax assets in the future could materially adversely affect our results of operations, financial conditions, and cash flows.”
(3)	Includes certain direct and incremental costs resulting from acquisitions and certain related integration efforts as a result of those acquisitions, as well as costs related to our restructuring efforts.
(4)	Includes fees incurred in connection with the Special Dividend (as defined herein), and fees incurred in connection with the 2017 First Lien Credit Agreement Amendments and the 2017 Incremental First Lien Term B-1 Loan, (each as defined herein).
(5)	Foreign currency gains relate to the translation of monetary assets and liabilities that are denominated in Canadian dollars, primarily due to intercompany loans.
(6)	Loss on extinguishment of debt primarily relates to the write-off of debt discount and issuance costs associated with amendments to the First Lien Credit Facilities (as defined herein).
(7)	Primarily includes certain asset write-downs as well as other non-cash items.
(8)	Represents costs associated with our program that began in 2015 to upgrade cellular technology used in many of our security systems.
(9)	Represents non-cash amortization expense associated with deferred subscriber acquisition costs, net of non-cash amortization of deferred installation revenue.
(10)	Share based compensation expense represents compensation expense associated with our equity compensation plans. Refer to Note 12 to the Company’s audited consolidated financial statements for additional information.
(11)	Primarily includes fees paid under the Management Consulting Agreement (as defined herein). This agreement will terminate in accordance with its terms upon the consummation of this offering (See “Certain Relationships and Related Party Transactions—Management Consulting Agreement”).

As of December 31, 2017
(in thousands)
Other Information:
Aggregate principal amount of debt outstanding(a)	$10,425,838
Aggregate liquidation preference of Koch Preferred Securities(b)	$750,000

(a)	Excludes capital leases.
(b)	Excludes accumulated dividends associated with the Koch Preferred Securities of $45 million.

Amended and restated “Risk Factors—Risks Related to our Business—U.S. federal income tax reform could adversely affect us.”

U.S. federal income tax reform could adversely affect us.

On December 22, 2017, President Trump signed into law H.R. 1, originally known as the “Tax Cuts and Jobs Act,” which legislation significantly reforms the Internal Revenue Code of 1986, as amended. The new legislation, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, allows for the expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. We do not expect tax reform to have a material impact to our projection of minimal cash taxes or to our NOLs. Our net deferred tax assets and liabilities will be revalued at the newly enacted U.S. corporate rate, and the impact will be recognized in our tax benefit for the year ending December 31, 2017. The impact on the year ended December 31, 2017 and on future years may be material to the consolidated financial statements. We continue to examine the impact this tax reform legislation may have on our business. The impact of this tax reform on holders of our common shares is uncertain and could be adverse. This prospectus does not discuss any such tax legislation or the manner in which it might affect purchasers of our common stock. We urge our stockholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282 (telephone: (866) 471-2526 or email: prospectus-ny@ny.email.gs.com); Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: (888) 603-5847 or email: Barclaysprospectus@broadridge.com); Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005 (telephone (800) 503-4611 or email: prospectus.cpdg@db.com); RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (telephone: (877) 822-4089 or email: equityprospectus@rbccm.com); Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: (800) 831-9146); BofA Merrill Lynch, Attention: Prospectus Department, (telephone: (800) 294-1322); and Credit Suisse Securities (USA) LLC, Attention: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010 (telephone: 1 (800) 221-1037 or email: newyork.prospectus@credit-suisse.com).